SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]  Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the

fiscal year ended December 31, 2003.

Commission File Number:

0-01097

THE STANDARD REGISTER COMPANY

EMPLOYEE SAVINGS PLAN

-------------------------------------------------------

(Full title of the plan)

THE STANDARD REGISTER COMPANY

600 Albany Street, Dayton, Ohio  45408

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

#

THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2003

#

THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

INDEX

DECEMBER 31, 2003

      Page No.

Report of Independent Registered Public Accounting Firm

1

Statement of Net Assets Available for Benefits

2

Statement of Changes in Net Assets Available for Benefits

3

Notes to the Financial Statements

4-7

Supplemental Schedules

Schedule of Assets Held for Investment Purposes

8-9

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Standard Register Employee Savings Plan

Dayton, Ohio

We have audited the accompanying statement of net assets available for benefits of the Standard Register Employee Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Battelle & Battelle LLP

June 11, 2004

Dayton, Ohio

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2003	2002

ASSETS
Participant directed investments, at fair value:
T. Rowe Price Associates, Inc. mutual funds	238,595,423	171,209,540
Standard Register Company common stock	2,339,550	2,498,298
Participant loans	4,317,601	3,997,840
Total assets	245,252,574	177,705,678

LIABILITIES
Excess contributions payable	300,752	355,011

NET ASSETS AVAILABLE FOR BENEFITS	244,951,822	177,350,667

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2003	2002

Investment income (loss):
Interest and dividends	5,037,051	4,945,971
Net appreciation (depreciation) in fair value of investments	37,300,029	(26,195,204)
Total investment income (loss)	42,337,080	(21,249,233)

Contributions:
Participant	13,390,714	15,468,599
Employer	2,105,667	2,625,373
Total contributions	15,496,381	18,093,972

Transfers from other company sponsored plans	39,101,895

Miscellaneous		13,524

	96,935,356	(3,141,737)

Deductions in net assets attributed to:
Benefits paid directly to participants	29,314,192	14,895,748
Administrative fees	18,094	18,400
Miscellaneous	1,915
Total deductions	29,334,201	14,914,148

Net increase (decrease)	67,601,155	(18,055,885)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	177,350,667	195,406,552

End of year	244,951,822	177,350,667

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - DESCRIPTION OF PLAN

The following description of The Standard Register Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to provide participating employees of The Standard Register Company (Company or employer) with the opportunity to plan a savings program for long-term financial security.

All full-time employees are eligible to participate in the Plan. Contributions to the Plan are made by both employer and participant within limitations stipulated in section 401(k) of the Internal Revenue Code.

Participant Contributions

Participants may elect to contribute between 1% and 50% of their eligible annual compensation, subject to limitations imposed by the Internal Revenue Code.

Employer Contributions

The Plan allows for an employer match of 50% (up to 6% of pay) of each dollar contributed by participants who participate in the Pension Equity Plan formula for benefits under the Stanreco Retirement Plan. For participants who participate in the Stanreco Retirement Plan’s Traditional Formula, the employer contribution is 10% (up to 6% of pay) of each dollar contributed by the participant. The employer makes matching contributions at the end of each pay period.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant has no vested interest for the first three years of credited service. After three years, a participant is 100 percent vested. If a participant terminates or retires, the participant’s non-vested portion of the employer match is used to reduce future employer contributions.

Distributions

All distributions under the Plan are paid in lump sum or periodic installments. Installments (quarterly, semi-annually, or annually) may not exceed 15 years and are not allowed if the installment payment will be for an amount less than $100 per month.

Distributions are not permitted while participants are employed by the Company, except for “Hardship” as defined by the IRS, when employees reach age 59½ or become disabled, and distributions of after-tax contributions and rollovers. Participants who have terminated or retired may elect an immediate distribution or may defer this distribution up to age 70½ if the fund balance is at least $5,000.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Participant Loans

An active participant may obtain a loan by direct application with the trustee. A loan may be up to $50,000 or 40% of the participant’s nonforfeitable individual account balance, whichever is lower. The minimum loan amount shall be $1,000. If the loan is to be used to acquire the participant’s principal residence, then the minimum loan amount is $10,000. The maximum loan term is four years, nine months for regular loans and 15 years for principal residence loans. The minimum term for all loans is one year.

Non-discrimination Tests

There is a limit placed on the percent of compensation deferred by those participants found in the highest paid one-third of all eligible employees. The Company compares the deferral percentages against several tests as prescribed by law. If the tests are not met, the Company reduces the contribution percentage of the group comprising the highest paid one-third of all participants until the tests are met. If, at the end of the year, the tests are still not met, the Company reclassifies the amount of salary deferral made by the participants in this top one-third group. The Company then moves the necessary amount of pre-taxed money out of the salary deferral account, subjects this amount to taxability and refunds any excess to the participant. Excess contributions at December 31, 2003 and 2002 amounted to $300,752 and $355,011, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Plan Trustee

Investments are held by T. Rowe Price Trust Company, the Plan’s trustee.

Administrative Expenses

A significant portion of the Plan’s administrative expenses are paid by the Company.

NOTE 3 - INVESTMENTS

The T. Rowe Price Associates, Inc. mutual funds and Standard Register Company common stock are stated at fair value as determined by the market values of the underlying securities. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

During 2003 and 2002, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by a net $37,300,029 and ($26,195,204), respectively, as follows:

	2003	2002

T. Rowe Price Associates, Inc. mutual funds	$ 37,488,074	$ (26,746,666)
Standard Register Company common stock	(188,045)	551,462
Total	$ 37,300,029	$ (26,195,204)

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31.

	2003	2002
T. Rowe Price Associates, Inc. Mutual Funds
Stable Value Common Trust Fund	$ 74,300,416	$ 65,499,479
New Horizons Fund	44,313,759	30,841,571
Equity Index 500 Fund	41,322,454	25,667,763
Balanced Fund	26,094,283	17,625,261
Mid-Cap Growth Fund	20,594,618	11,571,400
Small-Cap Value Fund	12,636,015	8,444,653

NOTE 4 - PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but continuance is not assumed as a contractual obligation and the Company reserves the right at any time by action of its Board of Directors to terminate the Plan. The allocation and distribution of contributions would be in accordance with the approved Plan agreement.

NOTE 5 - INCOME TAX STATUS

The Plan obtained its latest determination letter on November 17, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 - PLAN AMENDMENTS

Effective January 1, 2002, the Company amended the Plan to change the deferral amounts to those authorized by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), to allow rollover contributions, to reduce the vesting schedule from five years to three years, and to reduce the suspension period for hardship withdrawals from twelve months to six months.

Effective January 1, 2003, the Company further amended the Plan to reflect certain additional changes that are allowed as a result of EGTRRA, to provide for a temporary suspension of investment transactions when administratively necessary (blackout period), and to make certain technical corrections to the language in the Plan document.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 8 - PLAN MERGER

By action of The Standard Register Company’s Board of Directors on April 1, 2003, the Company terminated the UARCO Money Purchase Pension Plan. This Plan’s participants and net assets were transferred into the Standard Register Employee Savings Plan on that date.

Also by action of The Standard Register Company’s Board of Directors on August 1, 2003, the Company terminated the UARCO Savings Advantage 401(k) Plan. This Plan’s participants and net assets were transferred into the Standard Register Employee Savings Plan on that date.

The amount of net assets transferred into the Standard Register Employee Savings Plan during 2003 was as follows:

2003

UARCO Money Purchase Pension Plan	$ 287,958
UARCO Savings Advantage 401(k) Plan	38,813,937
$ 39,101,895

NOTE 9 - SUBSEQUENT EVENT

Effective April 1, 2004 the plan was amended to allow for the transfer in of the net assets and participants of the InSystems Technologies, LTD 401(k) Plan.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 015

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2003

		( c )			(e)
	(b)	Description of		(d)	Current
(a)	Identity of Issue	Investment		Cost	Value

	T. ROWE PRICE ASSOCIATES, INC.
	MUTUAL FUNDS

*	Stable Value Common Trust Fund	74,300,416	shares	74,300,416	74,300,416
*	New Horizons Fund	1,786,845	shares	30,935,047	44,313,759
*	Equity Index 500 Fund	1,379,715	shares	34,135,054	41,322,454
*	Balanced Fund	1,417,397	shares	22,581,200	26,094,283
*	International Stock Fund	597,899	shares	5,496,593	6,869,865
*	Spectrum Income Fund	534,219	shares	5,876,811	6,287,752
*	Mid-Cap Growth Fund	480,061	shares	16,122,636	20,594,618
*	Small-Cap Value Fund	429,943	shares	10,124,662	12,636,015
*	Equity Income Fund	255,640	shares	5,272,360	6,176,261

	Total T. Rowe Price Associates, Inc. mutual funds			204,844,779	238,595,423

	COMMON STOCK

*	Standard Register Company	139,011	shares	2,513,579	2,339,550

		Rates ranging from
	PARTICIPANT LOANS	5.0% to 10.5%		n/a	4,317,601

	Total Investments			207,358,358	245,252,574

	An (*) in column (a) identifies a person to be a party-in-interest to the plan.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 015

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2002

		( c )			(e)
	(b)	Description of		(d)	Current
(a)	Identity of Issue	Investment		Cost	Value

	T. ROWE PRICE ASSOCIATES, INC.
	MUTUAL FUNDS

*	Stable Value Common Trust Fund	65,499,479	shares	65,499,479	65,499,479
*	New Horizons Fund	1,856,807	shares	40,911,075	30,841,571
*	Equity Index 500 Fund	1,084,401	shares	32,598,708	25,667,763
*	Balanced Fund	1,136,380	shares	19,638,788	17,625,261
*	International Stock Fund	497,850	shares	5,364,805	4,420,910
*	Spectrum Income Fund	326,679	shares	3,453,176	3,515,069
*	Mid-Cap Growth Fund	372,790	shares	14,212,300	11,571,400
*	Small-Cap Value Fund	384,898	shares	8,952,059	8,444,653
*	Equity Income Fund	183,094	shares	4,140,164	3,623,434

	Total T. Rowe Price Associates, Inc. mutual funds			194,770,554	171,209,540

	COMMON STOCK

*	Standard Register Company	138,794	shares	3,068,357	2,498,298

		Rates ranging from
	PARTICIPANT LOANS	5.75% to 10.5%		n/a	3,997,840

	Total Investments			197,838,911	177,705,678

	An (*) in column (a) identifies a person to be a party-in-interest to the plan.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Standard Register Company Employee Savings Plan

Date:  June 24, 2004

/S/  CRAIG J. BROWN

Craig J. Brown, Chair

Plan Administrative Committee

EXHIBITS

The following exhibits are being filed with this Annual Report on Form 11-K:

23

Consent of Independent Auditors

99.1

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002